

December 11, 2013

Via US Mail
Mr. Richard D. Calder, Jr.
President and Chief Executive Officer
Global Telecom & Technology, Inc.
8484 Westpark Drive, Suite 720
McLean,VA 22102

> **Re:** **Global Telecom & Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 0-51211**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 1-35965**

Dear Mr. Calder:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations of the Company, page 20

1. We note that you attributed the increased in revenues to the acquisitions of PacketExchange and nLayer as well as the increased in sales to new and existing customers offset by disconnected services; however, you do not quantify these factors nor

analyze the underlying reasons for the changes. Please discuss how the acquisitions affected your results of operations in 2012 and quantify the impact of each of these acquisitions in the increase in revenues.

To the extent applicable, this type of disclosure should be applied to all material line items included in your consolidated statement of income. Please refer to Item 303(a) (3) of Regulation S-K and our Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3- Acquisitions, page 9

Tinet

2. We note that the total purchase price paid for Tinet exceeds 50% of the total assets of the company. We also note that in a Form 8-K filed on May 6, 2013 you disclosed that you would file the audited financial statements and pro forma financial information required by Item 9.01 (a) and (b) as soon as practicable, but in any event not later than 71 days after the date on which Form 8-K was required to be filed.   We note that as of the date of this letter you have not filed the audited financial statements and pro forma financial information for this significant acquisition. Please comply by filing the required financial statements and pro formas or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director